UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CoConnect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188W 301

(CUSIP Number)

Bennett J. Yankowitz

P.O. Box 5778

Beverly Hills, CA 90209

(424) 256-8560

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188W 301	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bennett J. Yankowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER 461,000
SHARES BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER 0
REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 461,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 19188W 301	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is CoConnect, Inc. (the “Issuer”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Issuer’s principal executive office is: 25 East 200 South, Lehi, Utah 84043.

Item 2. Identity and Background.

(a) This Statement is being filed by Bennett J. Yankowitz (the “Reporting Person”).

(b) The Reporting Person’s business address is: P.O. Box 5778, Beverly Hills, CA 90209.

(c) The Reporting Person is Of Counsel to Parker Shumaker Mills LLP, 801 S. Figueroa Street, Suite 1200, Los Angeles, CA 90017-5569. The Reporting Person is also Chief Executive Officer of Harmon International Petroleum, LLC, P.O. Box 5778, Beverly Hills, CA 90209 and Proteus Energy Corporation, P.O. Box 5778, Beverly Hills, CA 90209.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

On May 1, 2014, the Reporting Person purchased 461,000 Shares for an aggregate purchase price of $42,000 ($0.09 per Share). Such Shares were purchased from PacificWave Partners Limited, a Gibraltar company (“PWP”) pursuant to a Stock purchase Agreement between the Reporting Person and PWP dated December 20, 2014 (the Agreement”). The purchase price was evidenced by a promissory note due May 1, 2019 made by the Reporting Person to the order of PWP, bearing interest at 3% per annum (the “Note”) and secured by the purchased Shares. The Reporting Person has the right to repay the Note in whole or in part at any time without premium or penalty. The Reporting Person intends to use his own funds to pay the principal of and all accrued interest on the Note.

Item 4. Purpose of Transaction.

The Issuer is a “shell” corporation and as such has no current operations. On December 18, 2013, three shareholders of the Issuer entered into a Stock Purchase Agreement (the “PWP Agreement”) with PWP for the sale to PWP of 2,305,000 Shares of the Issuer’s outstanding common stock owned by the sellers (later amended to 2,582,767 Shares), constituting approximately 93.9% of the outstanding Shares. The purchase price was $230,000 ($0.09 per Share) in cash. Under the PWP Agreement, the Sellers also agreed to surrender for cancellation 100,000 shares of the Issuer’s Series B Preferred Stock. The transaction closed on May 1, 2014. PWP also transferred at closing a number of the purchased Shares to certain persons and entities providing services in connection with the transactions described in this Item 4. The Issuer was not a party to any of these transactions. The Reporting Person also agreed to serve as the Issuer’s President, Treasurer and Secretary and a Director of the Issuer.

On May 6, 2014 PWP issued a press release stating that it intended to use the Issuer as a platform for the acquisition of an operating company and that it was currently in the process of evaluating potential acquisition target companies in the global luxury chocolate and related cocoa industry sectors. It is anticipated that any such acquisition, when consummated, would involve one or more of the following: (1) the issuance of additional common stock or other equity securities of the Issuer to the owners of the acquired company, resulting in a change of control; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (3) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (4) a material change in the present capitalization or dividend policy of the Issuer; (5) a material change in the present capitalization or dividend policy of the Issuer; (6) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (7) actions similar to any of those enumerated above.

CUSIP No. 19188W 301	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 461,000 Shares, constituting 16.8% of the outstanding Shares. The percentage of Shares owned is based upon 2,750,000 Shares outstanding as of April 23, 2014, as indicated in the Issuer’s Quarterly Report on Form 10Q for the fiscal quarter ended September 30, 2013.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares referred to in Item 5(a); provided that in the event the Reporting Person should default under the Note and PWP were to foreclose on its security interest, it would thereby acquire ownership of such Shares and the sole right to vote them.

(c) All of such shares were acquired on May 1, 2014, as described in Item 3 of this Schedule.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Note and pledge transaction described in Item 1 to this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

A.	Stock Purchase Agreement, dated as of December 20, 2013, between PacificWave Partners Limited and Bennett J. Yankowitz, including as exhibits thereto forms of Secured Promissory Note and Pledge Agreement.

CUSIP No. 19188W 301	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz